EXHIBIT 99.2


                 INTERSHOP COMMUNICATIONS REPORTS FOURTH QUARTER
                      AND FULL YEAR 2001 FINANCIAL RESULTS


JENA, GERMANY - FEBRUARY 12, 2002 - INTERSHOP COMMUNICATIONS AG (NEUER MARKT:
ISH, NASDAQ: ISHP), a global provider of e-business software, today announced financial results for the fourth quarter and full year 2001, ended December 31, 2001. Fourth quarter revenue totaled Euro 11.7 million compared with revenue of Euro 14.7 million in the third quarter of 2001, ended September 30, 2001. For the full year 2001, Intershop recorded total revenue of Euro 68.7 million compared with revenue of Euro 123.0 million in fiscal year 2000. Including restructuring charges, the Company reported a fourth quarter 2001 net loss of Euro 24.7 million or a net loss of Euro 0.28 per share. This compares to a net loss of Euro 32.1 million or a net loss of Euro 0.37 per share in the fourth quarter of 2000. Continued cost reduction measures progressively reduced Intershop's quarterly cash and marketable securities usage to Euro 8.9 million in the fourth quarter of 2001, compared to Euro 10.4 million in the third quarter of 2001. Intershop ended fiscal year 2001 with total liquidity including cash, cash equivalents, marketable securities, and restricted cash at Euro 36.3 million compared with Euro 45.2 million as of September 30, 2001. In order to dramatically accelerate Intershop's path to profitability, CEO Stephan Schambach has launched a series of strategic initiatives:

     o NEW MANAGEMENT TEAM: The CEO appoints a new management team, to be based in the Company's headquarters in Jena, Germany.
     o SIMPLIFIED COMPANY STRUCTURE: As a result of completely redesigning and simplifying the organizational structure, Intershop targets a reduction in the global workforce from the current 733 employees to 500 by the end of the second quarter of 2002.
     o AGGRESSIVE SALES PROGRAM FOR NEW PRODUCTS: Intershop will target global enterprise customers, up-sell the new MultiSite and Content Management product offerings within the installed customer base, intensify indirect selling, and focus more intensely on the Retail and High-Tech & Manufacturing industries.


FULL FINANCIAL PRESS RELEASE
The full financial press release relating to this ad hoc disclosure can be found at http://www.intershop.com, section investors.

INVESTOR CONFERENCE CALL INFORMATION
The company will hold a conference call (audio Webcast at http://www.intershop.com, section investors) with CEO Stephan Schambach and Vice President of Finance Dirk Reiche to discuss the fourth quarter and full year 2001 results in more detail. The conference call is scheduled for Tuesday, February 12th, 2002, at 10 a.m. Central European Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

ABOUT INTERSHOP
Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH) is a leading provider of complete standard e-business-software solutions for global businesses who want to web-enable and centrally manage their commerce processes. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Swarovski, Otto and BOSCH have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

INVESTOR RELATIONS:                                  PRESS:
Klaus F. Gruendel                                    Heiner Schaumann
T: +49-40-23709-128                                  T: +49-3641-50-1000
F: +49-40-23709-111                                  F: +49-3641-50-1002
k.gruendel@intershop.com                             h.schaumann@intershop.com


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THIS AD HOC RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE
EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.